Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

4Good Inc.
750 E. Main Street, Ste. 620
Stamford, CT 06902
www.4Good.app

Up to $1,070,000.00 in Class B Shares at $0.64
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 4Good Inc.
Address: 750 E. Main Street, Ste. 620, Stamford, CT 06902
State of Incorporation: WY
Date Incorporated: September 19, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 15,625 shares of Class B Shares
Offering Maximum: $1,070,000.00 | 1,671,875 shares of Class B Shares
Type of Security Offered: Class B Shares
Purchase Price of Security Offered: $0.64
Minimum Investment Amount (per investor): $100.48

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*:

1) 4GOOD ACTIONIST T-SHIRTS

SHOW WHERE YOU STAND FOR. 4GOOD ACTIONIST APPAREL HELPS FUNDING CAUSES YOU CARE ABOUT.

Invest $500 or more and receive 2 ACTIONIST T-Shirts of your choice out of our store.

2) CHANGE FOR NEW GENERATIONS - How A Generation Can Change The World

Invest $1000 or more and receive a beautifully illustrated hardcover (A4) book, written by our CEO and futurist: Stephanus Vermeulen. "Change 4New Generations" will capture your imagination with info-graphics and illustrations about the trends that are driving a future that is changing faster than ever before and the impact of the new Generations that are embracing it.

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

4Good will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 Class B Shares at $0.64 / share, you will receive

1,100 Class B Shares, meaning you'll own 1,100 shares for $640. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

4Good is a people first, online marketplace that creates a direct economic link between consumers, brands, and social good deeds. Like every marketplace, 4Good connects buyers and sellers. But, what sets us apart is that we use AI and Blockchain Technology to stimulate giving to causes that can take real action. We chose to create a marketplace because it's the center of our society. We believe that it is where we can best create change - whether it's the way we work, live, or even relate to one another., we must make sure that these changes head in the right direction. We soft-launched our 4Good.app Gen 1 Marketplace on Saturday December 22, right before Christmas and social network marketing efforts through our own unique network. This platform is fully functional and will allow consumers to generate donations through brand promotions and referrals. The platform is as accessible as a website, and will soon be available as an Android App and iOs App. (January/February) • Consumers will be rewarded for using and referring friends to brands and current promotions - effective marketing techniques. • Part or All of the reward earned will be donated to the cause selected by the consumer. • Brands and merchants like using affiliate/promotion techniques because there is a direct relationship to spending. We are not currently using blockchain technology on our current platform, but are testing an early development of the Gen 2 Platform - "4Good Social Fuel Platform"- and building the 4Good Token that will be used on the 4Good Social Fuel Platform (Gen 2). With funding we will expect to have these features added to our platform in June/July 2019.

Competitors and Industry

Although our 4Good.app and business model are very unique, and we don't know of any other businesses whose Business Success is "creating a better world," we recognize a number of other businesses with altruistic goals. Our "altruistic competitors" range from large established companies to emerging startups, and we expect new competitors to continue to emerge throughout the world. Our competition includes various platforms; websites and mobile apps such as "Causes", "The For Project" and any other platform that helps causes around the world drive change. We also face competition from future Brand Brand-Activist Initiatives that don't involve our platform. When we take a look at our competition, we see a few efforts rising. Most of these platforms are Non-Prof and we just see a few for-profit platforms using credit cards to donate to Causes. https://www.round-up.org.il (Most successful 275k members with 12 Million+ in donations) https://Causes.com,

https://theforproject.com https://thefore.org/, https:// www.causevox.com/, https://chuffed.org/eu, https://fundly.com/, https://www.mightycause.com, https://www.round-up.org, etc. We also see more and more direct social initiatives rising from the brands themselves. However Brand Trust is low because marketing messages are inconsistent with actions. (i.e. Banks saying that they are sustainable while they massively invest in "Palm Oil" and Soy fed Beef, the main reasons for the Deforestation of the rainforests.)

Current Stage and Roadmap

Product: Gen 1 of 4Good offers discounts and rewards for referring branded content to consumers' social friends. These discounts and prizes are not just meant to reward participation consumers but are used to fund their favorite cause. The best part of this system is that nobody has to get money out of their pockets and this lowers some of the barriers to donation. Furthermore, Most brands, large and small already have already referrals in place. We simply re-direct the rewards to a consumers' favorite cause that is attached to their personal profiles. Another benefit is that we don't have to wait for a brand to align themselves to a cause, because the consumer chooses it. Future: Gen 2 is the bigger plan. We chose to create a marketplace because it's the center of our society and 4Good aims to be just that. The next Phase will include: a Job Market, Cause Profile, Cause Advertising, Disaster Relief Section, 4Good Token offering/sales (Blockchain), Ranking (Badges etc.), references/rating and much more. Business: The company has been formed, 4Good Inc. has identified a team of Top-Notch business professionals of Global format with a network that goes with it. 4Good got it's first Agency contract and collaboration agreements with some of the biggest players in our field. 4Good.app has been launched and we're currently running an organic advertising campaign to sign-up users. 4Good Inc. is now engaging in a crowdfunding campaign to get to the next phase.

The Team

Officers and Directors

Name: Stephanus H. Vermeulen

Stephanus H. Vermeulen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO, President
  Dates of Service: September 19, 2018 - Present
  Responsibilities: Founder/Director –,Leads product and company vision, marketing and monetization.

- **Position:** Treasurer
  Dates of Service: September 19, 2018 - Present
  Responsibilities: A finance treasurer administrator, most often simply called a

treasurer, is a senior financial manager charged with managing the cash of a business. They monitor and analyze a company's financial history for the purpose of forecasting and developing future cash management strategies.

Other business experience in the past three years:

- **Employer:** Election.com
  Title: Co-Founder/Interim CEO
  Dates of Service: September 15, 2015 - January 01, 2016
  Responsibilities: Concept Development/Business Plan

Other business experience in the past three years:

- **Employer:** Social Impact Apps B.V
  Title: Founder/CEO
  Dates of Service: October 15, 2015 - Present
  Responsibilities: Overall management of the company. (Note: Social Impact Apps Main business is "4Good Inc. Stephanus is full time CEO of 4Good Inc.)

Name: Frank Woei

Frank Woei's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder/CTO
  Dates of Service: September 19, 2018 - Present
  Responsibilities: later

- **Position:** Secretary/Director
  Dates of Service: September 19, 2018 - Present
  Responsibilities: later

Other business experience in the past three years:

- **Employer:** Bellwether Interactive Group, LLC
  Title: President/CEO
  Dates of Service: May 01, 2000 - January 01, 2016
  Responsibilities: Frank started Bellwether Interactive, an online market research and consulting firm in May, 2000. Frank was the Practice Lead and managed the company.

Other business experience in the past three years:

- **Employer:** Spraakit.com, LLC
  Title: Founder/CEO
  Dates of Service: February 02, 2015 - Present
  Responsibilities: Managed the firm and key visionary

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Type B Non-Voting common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if

you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational 4Good.app or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The class B shares that an investor is buying has no voting rights attached to them. You will be part of the shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The Class B Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

4Good Inc. was formed on September 19 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. 4Good Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that 4GOOD is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on 4GOOD or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on 4GOOD could harm our reputation and materially negatively impact our financial condition and business.

The Company may be subject to risks related to tax litigation and regulatory actions.

The Company may from time-to-time be subject to a variety of legal and regulatory actions relating to the Company's current and past business operations, including, but not limited to disputes regarding (i) its products and services, (ii) employee actions, (iii) sales practices, disclosure, licensing, regulatory compliance and compensation arrangements; (iv) taxing authorities regarding tax liabilities; and (v) governmental or administrative investigations and proceedings in the context of the Company's regulated sectors of activity. The Company cannot predict the outcome of these investigations, proceedings and reviews, and cannot guarantee that such investigations, proceedings or reviews or related litigation or changes in operating policies and practices would not materially adversely affect the Company's results of operations and financial condition. Responding to investigations and defending legal actions can be very costly and will disrupt business operations.

Following completion of an offering conducted through StartEngine, there may or may not be any ongoing relationship between the issuer and the portal.

In addition, under certain circumstances an issuer may cease to publish annual reports and, therefore, an investor may not continually have current financial information about the issuer. In some circumstances issuers are permitted by rule to cease filing annual reports, other issuers may completely fail in their obligation to do so.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephanus Vermeulen	5,000,000	Common shares	50.0
Frank Woei	5,000,000	Common shares	50.0

The Company's Securities

The Company has authorized Common Shares, and Class B Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,671,875 of Class B Shares.

Common Shares

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Preferences: There shall be no preferences given to the holder of either Common shares or Class B shares, including, but not limited to, no preference being given with regard to dividend distributions or liquidating distributions made by the Corporation. ii. Rights: Holders of Common shares shall be entitled to exercise all of the rights provided to a shareholder generally under the Wyoming Business Corporation Act, as limited by the Corporation's Bylaws or any other Shareholder's agreement. Specifically, holders of Common shares shall be entitled to one (1) vote for every Common share owned at any meeting of the Corporation's shareholders. Holders of Common shares shall specifically have unlimited voting rights on behalf of the shareholders of the Corporation. iii. Limitations: None

Class B Shares

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Shares.

Preferences: There shall be no preferences given to the holder of either Common shares or Class B shares, including, but not limited to, no preference being given with regard to dividend distributions or liquidating distributions made by the Corporation. ii. Rights: Holders of Class B shares shall be entitled to exercise all of the same rights available to the holders of Common shares except: 1. Holders of Class B shares shall not be entitled to vote at any meeting of the shareholders or upon any matter put to a shareholder vote except as may be required by law; 2. Holders of Class B shares shall not be entitled to access or review records of the Corporation beyond the requirements of Wyoming Statutes Section 17-16-1602; and 3. Holders of Class B shares shall not be entitled to notice of any shareholder meeting or shareholder action except as may be required by law. iii. Limitations: Holders of Class B shares shall be limited from receiving notice of or attending any meeting of the shareholders of the Corporation and from voting upon any matter requiring the vote of the shareholders of the Corporation.

What it means to be a minority holder

As a minority holder of Class B shares of the company, you will have NO Voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.10
  Number of Securities Sold: 10,000,000
  Use of proceeds: Issuance of founder shares (5,000,000 shares to Stephanus Vermeulen & 5,000,000 shares to Frank Woei)
  Date: November 06, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
At least ½ year based on the current minimal operating costs of web hosting and website and app maintenance. That said… We are launching our platform and apps as we speak, so we could become profitable. Also other potential opportunities are in play, including a 350K Euro financing by the Dutch Government. (That said. We have been able to finance the company so far, including attending investment summits in June and July 2018, creating and printing the book: Change for Generations (over 500 copies), creating the team, and creating the websites and 4Good Platform and Mobile Apps. As being hands-on founders we have been able to accomplishing everything

ourselves including: a BP, All marketing materials (Websites/Animated Videos/ Graphic Designs/Advertising Campaigns to our (live)Online Marketplace Platform, 4Good.app/Android&IOS Apps and the social accelerator today.)

Foreseeable major expenses based on projections:
We foresee major expenses in the following line-items: 1) Labor (Management/Marketing and Technology Staff, 2) Marketing (Advertising/PR) and 3) Travel (CEO needs to travel to sign-on brands and causes and collaborations)

Future operational challenges:
Mostly Scaling up quickly, Recruiting the right staff. (Building the first layer of management.

Future challenges related to capital resources:
Mostly Technology Labor and Marketing Labor and Advertising/Pr Budgets.

Future milestones and events:
Building our user-base: When we get significant user-base, we will become more interesting to Corporations, Governments, NGO's and Investors etc.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
There are no fixed capital resources such as; Loans, investments etc., the founders of the company both pay for expenses as they come: We are also launching our platform and apps as we speak, so we expect to become profitable soon. Also other potential opportunities are in play, including a 350K Euro financing by the Dutch Government. Note: The founders have the right combination of skills, which saves the company significant costs: Technology/Programming, Advertising/Media Knowledge/Graphic Design (UI/Print/Video/Web/App, etc.) Art Director/Copywriter, Strategy, Business. Also our direct Business Network can supply us with significant resources.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds are critical for expansion and growth of the company to become a significant force. We will need the funds scale technology and marketing efforts and reach more brands and causes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds from this campaign are not necessary for maintaining the viability, but would allow us to rapidly grow and expand the operation.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

At least ½ years based on the current minimal operating costs of web hosting and website and app maintenance. That said... We are launching our platform and apps as we speak, so we can become profitable. Also other opportunities are in play, including a 350K Euro financing by the Dutch Government.

How long will you be able to operate the company if you raise your maximum funding goal?

If we minimize all expenses, approximately 2 yrs without any revenue, longer if revenue is generated.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are launching our platform and apps as we speak, so we expect to become profitable. Also other investment opportunities are in play, including a 350K Euro financing by the Dutch Government.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,400,000.00

Valuation Details: Pre-Money Valuation: 10 million X 0.64 =$6,400,000 Valuation Details: Management and Advisory board conclusion were based on comparative analysis, business model, traction to date, market demand for product. 4Good Inc valuation was derived from several factors: 1) Strategic Capabilities 2) Test of alpha version platform 3) Comparison to performance of similar businesses 1) Strategic Capabilities List: a) Substantial In-Kind investment from founders and advisory board b) Platform: Gen 1 is fully functional and live (beta) c) Advertising Agency Contract with one of the largest digital agencies d) Strong Credibility: Founder has been Social Impact Advisor to President Obama e) Dream Team! Every Member of our Team has been on the top of their segment with a network that belongs to it. f) Strong Advisory board: Former executive VP of AT&T and Former Digital Chief of Anheuser Busch Inbev. g) Large Global Business Network - Global Representation: NYC/LA/Amsterdam/Lisbon and much more h) Business plan and strategy mapped-out 2) Alpha Test: An initial test was conducted on an early version of the platform (we have since significantly improved the platform). The objective of this test was to determine the number of people we could signup using referrals as an incentive.

Approximately 2000 solicitation email were sent to respondents to try the platform. The results of this test were very encouraging: - 300 registered members in 1 week. - These 300 generated $50 in revenue; - and half of them referred an average of 3 new friends. It should be noted that this test was with only conducted with referrals, not donations and not with Charity Theme (as in our current platform). We believe putting-out social peer-pressure (Charity Theme) will get us even better results. While the test sample numbers are small, they provide us with insight and a scientific method to calculate demand. Based upon our test performance, we end up with much higher projection than we used on the Pre-Money Valuation. 3) Comparable Platforms: Social Platform Performance on StartEngine: While dissimilar in subject matter and tone, free speech platform GAB.ai can be used as comparison to a platform-like company represented by Start Engine. Please Note: We do not share the views of GAB's users. We represent Do-Good! 3.1) GAB platform is a working platform, as is ours, although we just launched and do not have their track record. 3.3) While GAB has signed up over 800k users in 2 years their user base is limited by the subject matter that they espouse. We have just launched, and we feel our signup rate will be significantly greater because we have a significantly larger user base. 3.3) GAB has a lot of user-generated content, which we do not have not yet. We believe we can get significantly more within 1 year and our content will appeal to many more people (See Market share) 3.3) GAB has been banned by mainstream media, incl. Google Play and App Store. Our platform and target groups are more friendly and will be accepted by mainstream media. 3.3) Comparing GAB's Market Share to ours (USA only): Although it might look like that half of the population has Alt-Right believes the numbers show a lot different. User Base Comparison Alt Right USA 2018 (Source: VOX) Far right, roughly 5.64 percent of America's 198 million non-Hispanic whites have beliefs consistent with the alt-right's worldview. +/_ 11 Million Americans User Base Comparison Do Good USA 2018 (Source: VOX) 55.5 percent of Americans donates to Charities. (2.1 percent of gross domestic product – a share that has remained unchanged in the past four decades.) (150+ million US Adults) GAB set their pre money valuation at $39 million. Based upon the points we listed above (larger market share, less resistance from mainstream media) we believe that with our potential is much greater than theirs and we can out-perform them within 1 year. 4) Comparable Social Platform Performance (Israeli company): When we look for platforms that stimulate "Giving" we find RoundUp (https://www.round-up.org.il/). Roundup has almost 275 Million Subscribers that together donated more than $12 Million in Israel (8.5 Million People) 4.1) Our user base is significantly larger in our home markets: USA and Europe. In the future, South America, Middle East and Asia are also key markets (Africa to come) 4.2) Roundup is a Non-Prof, we are a For-Prof 4.3) You need a credit card to join Roundup. This is a significant barrier to join. You don't need anything to start with 4Good. Note: Most of our largest part of our target groups Gen Z (largest Generation/Target Group in the world) have no credit card. Roundup provides proof of concept that people will use such a service as we offer. 12 Million in roundups (roundups are never more than $0.99) is a very encouraging number. Other Platforms While, we are novel in our approach and mechanics, we can find other platforms that are also in the business of doing social good. Based upon them, we conclude that there is a lot of interest for a platform like 4Good.app.

Causes.com is a good example that has over a billion user created causes, 186 Million registered members in 156 different countries. Add to that: Close to half the world's population (3.03 billion people) are on some type of social media and 64% of them used social media to find a good deal for their purchase (Source: disruptive advertising) and 75% of our main target-group (Gen Y&Z) donates to charities. (source: nonprofits source). With full funding we project to reach a significant user base within 1 year of launch; approximately 750K-1 million+ registered users.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  24.0%
  Online marketing, social media marketing, google adwords. Hire a marketing/pr firm to run campaigns. Other various creative avenues as seen fit.

- *Company Employment*
  40.0%
  Developer cost and on-boarding of interns/labor

- *Operations*
  10.0%
  Business Services, banking, legal, etc.

- *Working Capital*
  10.0%
  Used for businesses expenses that arise through the normal course of business operation.

- *Website hosting, SEO, and other business expenses*
  10.0%
  Technical expenses for hosting, servers, seo, etc.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  24.0%
  Online marketing, social media marketing, google adwords. Hire a marketing/pr firm to run campaigns. Other various creative avenues as seen fit.

- *Company Employment*
  40.0%
  Developer and on boarding of interns/labor.

- *Operations*
  10.0%
  Business Services, banking, legal, etc.

- *Working Capital*
  10.0%
  Used for various businesses expenses that arise through the normal course of business operations.

- *Website hosting, SEO, and other business expenses*
  10.0%
  Technical expenses for hosting, servers, seo, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.4Good.app (https://www.4Good.app/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/4good-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 4Good Inc.

[See attached]

4GOOD INC.

**FINANCIAL STATEMENTS
FROM INCEPTION (SEPTEMBER 19, 2018) THROUGH
DECEMBER 5, 2018
AND
INDEPENDENT ACCOUNTANTS' REVIEW REPORT**

4GOOD INC.

FINANCIAL STATEMENTS
FROM INCEPTION (SEPTEMBER 19, 2018) THROUGH DECEMBER 5, 2018

TABLE OF CONTENTS

	Page(s)
Independent Accountants' Review Report	1
Financial Statements:	
Balance Sheet	2
Statement of Operations and Accumulated Deficit	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 6

Leone, McDonnell & Roberts
Professional Association
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO • NORTH CONWAY
DOVER • CONCORD
STRATHAM

To the Stockholders
4Good Inc.
Sheridan, Wyoming

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

We have reviewed the accompanying financial statements of 4Good Inc. (a C Corporation), which comprise the balance sheet as of December 5, 2018, and the related statement of operations and retained earnings and cash flows from inception (September 19, 2018) through December 5, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Leone McDonnell + Roberts
Professional Association

December 14, 2018
Dover, New Hampshire

4GOOD INC.

BALANCE SHEET
DECEMBER 5, 2018

ASSETS

	2018
CURRENT ASSETS	$ -
PROPERTY AND EQUIPMENT, NET	-
Total assets	$ -

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable, trade	$ 1,000
Total current liabilities	1,000
Total liabilities	1,000
STOCKHOLDERS' EQUITY	
Common stock	100
Additional paid in capital	7,629
Accumulated deficit	(8,729)
Total stockholders' equity	(1,000)
Total liabilities and stockholders' equity	$ -

See Independent Accountants' Review Report
and
Notes to Financial Statements

<u>**4GOOD INC.**</u>

STATEMENT OF OPERATIONS ACCUMULATED DEFICIT
<u>**FROM INCEPTION (SEPTEMBER 19, 2018) THROUGH DECEMBER 5, 2018**</u>

	<u>**2018**</u>
SALES	$ -
GENERAL AND ADMINISTRATIVE EXPENSES	
Startup expenses	6,324
Professional fees	1,000
IT expense	609
Travel	315
Background checks	255
Marketing	184
Bank fees	42
Total general and administrative expenses	8,729
NET LOSS	(8,729)
OPENING RETAINED EARNINGS	-
ACCUMULATED DEFICIT, END OF YEAR	$ (8,729)

STATEMENT OF CASH FLOWS
FROM INCEPTION (SEPTEMBER 19, 2018) THROUGH DECEMBER 5, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (8,729)
Changes in operating liabilities:	
Accounts payable, trade	1,000
NET CASH USED IN OPERATING ACTIVITIES	(7,729)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in capital	7,729
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,729
NET CHANGE IN CASH	-
CASH, BEGINNING OF YEAR	-
CASH, END OF YEAR	$ -

See Independent Accountants' Review Report
and
Notes to Financial Statements

NOTES TO REVIEWED FINANCIAL STATEMENTS
FROM INCEPTION (SEPTEMBER 19, 2018) THROUGH DECEMBER 5, 2018

NOTE 1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

General
4Good Inc. (the Company) was incorporated as a C Corporation on September 19, 2018 ("Inception") and is located in Wyoming. The Company was established to harness the forces of capitalism to work toward a positive outcome for humanity.

4Good Inc. is a people first, online marketplace that creates a direct economic link between consumers, brands, and social good deeds. Like every marketplace, 4Good Inc. connects buyers and sellers. What sets the Company apart is the use Artificial Intelligence and Blockchain Technology to stimulate giving to causes that can take real action. The Company chose to create a marketplace to create change, whether it's the way individuals work, live, or even relate to one another.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with an original maturity date of less than three months to be cash equivalents. The Company had no cash equivalents at December 5, 2018.

NOTE 2. **RISKS AND UNCERTAINTIES**

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide, along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 3.   **INCOME TAXES**

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 5, 2018, the Company does not believe that it has taken any tax positions that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

NOTE 4.   **COMMON STOCK**

The Company is authorized to issue 10,000,000 shares of $0.00001 par value common stock, of which 10,000,000 are issued and outstanding as of December 5, 2018. Common shares are voting and dividends are paid at the discretion of the Board of Directors. The shares are restricted from transfer without the Company being offered the first right to repurchase shares at the price and upon the terms and conditions offered by a third party.

NOTE 5.   **THIRD PARTY AGREEMENT**

Effective September 24, 2018, the Company entered into an agreement with an unrelated third party regarding its offering of securities. It's the Company's intent to raise a minimum of $10,000, and a maximum of $1,070,000. Under the agreement the unrelated third party will build and create a campaign page, along with provide marketing consulting services. For these services the Company is required to pay an initial fee of $5,000, and 6% and 8% on each dollar raised from United States investors and International ACH funds, respectively. Payments with a credit card carry an additional 2% fee.

NOTE 6.   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through December 14, 2018, the date the financial statements were available for be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

4Good
Marketplace
Where Consumers &
Brands do Good!

● Small OPO   🏠 Stamford, CT
🏷 Social Media
📍 Accepting International Investment

0
Investors

$0.00
Raised of $10K - $1.07M goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

4Good Marketplace - Where Consumers and Brands come together to **Do-Good!**





Invest in Our Future! In 1 year, Social Impact Investment has been doubled because the largest living generations, Gen Y&Z are the drivers of Change!

Invest In Our Future: **4Good Marketplace**

"Imagine a Marketplace where a brand's success can be measured by its good deeds." Wouldn't a brand want to do more good deeds? ...And if consumers can see how much good is being created by what they buy and use regularly, wouldn't they use the Marketplace more to create more good?

4Good is a people first, online marketplace that creates a direct economic link between consumers, brands, and social good deeds. Like a typical marketplace, 4Good connects buyers and sellers. But what sets us apart is that we will **combine recognized Marketing Technologies, cutting edge AI, and the efficiency and transparency of the Blockchain (Gen2). We will increase and stimulate giving to causes that can take real action.**



Gen Y&Z are a new breed of open-minded, socially-conscious and world-centric individuals who question the status quo and the way that our society works.



Our consumer lifestyles got us where we are today, in trouble. It makes sense that the same consumer lifestyles are best to help to change the world 4Good!

- **We are For-profit:** Our margin is approximately 5% per transaction and 17% per user based upon our tests.
- **Consumers Care:** 76% of Gen Y&Z, and more than half of the world's population are worried about the condition of the world and feel a personally responsibility to do more and make a difference. *(Source: Huffington Post/Inc.com)*
- **Consumers want brands to care:** 94% of Gen Y&Z believe companies should address social and environmental issues. *(Source: Cone Communications/Forbes)*

We chose to create a marketplace because it's the center of our society. We believe *that* it is where we can best create change - whether it's the way we work, live, or even relate to one another.

We must make sure that these changes head in the right direction.

"The world is changing at a faster pace than ever before and we have to take an active part in it. ***Let's make sure our world changes 4Good!"***

- Stephanus Vermeulen (CEO 4Good)

We must stop thinking (and talking) "disruption," and start thinking (and talking) about "continuous improvement" or even "evolution."

We believe almost everyone wants to make the world a better place, but change does not always need to be a disruptive event. In fact, when change is woven into the fabric of our everyday lives, changes in behavior will naturally follow. And since our consumer lifestyles are at the center of that, it makes sense that brands should play a big part in our changing world. That's why, almost a year ago we started building 4Good "Actionist" Marketplace, 4Good.app and just launched it into private beta as a people-first online marketplace. The Results Are Encouraging: We can now measure a brand's performance by the good deeds it supports. We entered the Era of Change, Activism and Real Action... At 4Good we call them ACTIONISTS! **Together we can make sure it's 4Good!**

Purchase shares in 4Good Inc. now, to join and support a growing community of people that are committed to making the necessary changes to the world they live in. Instead of waiting to see what happens. Let's make sure change is 4Good!

Our mission is to harness the forces of capitalism, to take an active part in the

change we are going through, and to make sure that our world changes 4Good.

The Offering

$0.64 / Class B Shares
When you invest you are betting the company's future equity value will exceed $7.4M

Perks*



4GOOD ACTIONIST T-SHIRTS

SHOW WHERE YOU STAND FOR. **4GOOD ACTIONIST APPAREL** HELPS FUNDING CAUSES YOU CARE ABOUT.

Invest $500 or more and receive 2 premium ACTIONIST T-Shirts of your choice out of our store.

*All perks occur after the offering is completed



CHANGE 4NEW GENERATIONS
HOW A GENERATION CAN CHANGE THE WORLD!

THE FUTURE IS HAPPENING - WHAT DO YOU NEED TO KNOW!

Invest $1000 or more and receive a beautiful illustrated hard cover (A4) book, written by our Founder/CEO and futurist: Stephanus Vermeulen. "Change 4New Generations will capture your imagination with infographics and illustrations about the trends that are driving the future that is changing faster than ever before and the impact of the New Generations that are embracing it.

*All perks occur after the offering is completed

We believe Gens Y & Z realize that some traditional norms simply don't fit into the hyper-informed, creative and technological age anymore and that things need to change...quickly.

Our Vision

Do you believe our world is great today? Neither do we! BUT, WE CAN DO BETTER! Making a difference begins with each

of us taking a stand --- and doing a little more each day to change the world. We live at a crossroads for humanity that is, as predicted by our scientists, on the edge of an irreversible global trend with cataclysmic consequences. The single largest living generation (Gen Y & Z) stands poised to inherit the earth that it perceives as having been exploited and ravaged by the excesses of previous generations *(Source: Business Mirror)*. They want to change the world, and based on their size alone, they will redefine it! *(Source: time.com)*

Gen Y and Gen Z will make up **59% of the population** by 2020.

(Source: Business Mirror)

98% of these generations are **connected by a smartphone.**

(Source: blog.globalwebindex.com)

By 2025, these generations will **control almost 1/2 of the world's funds.**

(Source: Forbes)

While everyone can become a 4Good Actionist, 4Good has been specially designed to meet the needs of the new generations' social consciousness because Gen Y and Z want to change the world. This generation is a new breed of open-minded, socially-conscious and world-centric individuals who question the status quo and the way that our society works. They realize that some traditional norms simply don't fit into the hyper-informed, creative, and technological age anymore, and that things need to change - quickly. *(Source: Nielsen, Forbes, BusinessMirror)*

4Good will provide an Activist Marketplace for these generations so they can drive action. We call them Actionists!

High-school students Nia Arrington (center), Christian Carter (left), and Cheyenne Springette (right) lead the march down Liberty Avenue in downtown Pittsburgh during a walk-out in solidarity with Parkland students on February 21, 2018. (Stephanie Strasburg / Pittsburgh Post-Gazette via AP)

Photograph by Stephanie Strasburg





Emma González, a senior at Marjory Stoneman Douglas High School, speaks at a rally for gun control at the Broward County Federal Courthouse, in Fort Lauderdale, Florida.

Photograph by Rhona Wise

When it comes to helping the poor, unfortunate, and those negatively affected by our changing world, everybody always thinks about non-profit organizations and traditional fundraising. The truth is, that traditional methods simply can't fix the ills of the world, when the total annual donations from America, the biggest contributor in magnitude and per capita to worldwide causes, only accounts for 2% of the GDP. Furthermore, this amount has remained un-changed since the 70's. *(Source: charitynavigator.org)*

For those who say... Don't fix what's not broken, we want to let them know that it's just not enough!

An Approach Developed With Insight

4Good's novel approach was developed through research and insight. By combining recognized Marketing Technologies, cutting edge AI, and the efficiency and transparency of the Blockchain *(Gen 2)*, we will increase and stimulate giving to causes that can take real action to help solve the most pressing issues of our society today! When giving is woven into the fabric of our daily lives and integrated into our everyday consumer lifestyles - like going food shopping or buying clothing - then **giving becomes a truly sustainable and growing activity.** As soon as we finish testing our ecommerce store, will also make the online store go live in the next 2 weeks, where we can sell 4Good Products and Causes can sell their Goods. But at 4Good Marketplace you don't just buy a product. You can back a cause you care about and pledge your support. We will only sell products to fund causes that users select. With the purchase of any product users donate $5 or more to a cause they care about.

4Good's Marketplace Gen 1 Platform

We recently test-launched our 4Good.app and social network marketing efforts through our own network. The Marketplace will allow consumers to generate donations through our store, brand promotions and referrals. The platform is as accessible as a website, and will soon be available as an Android App and iOs App *(February/March 2019)*.

- Consumers will be rewarded for using and referring friends to brands and current promotions - effective marketing techniques.
- Part / All of the reward earned will be donated to the cause selected by the consumer.
- Brands and merchants like using affiliate promotion techniques because there is a direct relationship to spending.
- Once the store is online, users will also be able to buy products in our store to earn donations for their cause.
- Every buy will result in donations or they can ask friends to buy products and generate more donations.



Activist
Sign-up or Sign-in Here
Login
Welcome to our Marketplace
Become an Actionist 4Good!



Take action by selecting a worthy cause to promote and tell your friends about.
Your User Profile
Full Name
Stephanus Vermeulen
Please Find Your Cause
Save the Sea
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Fight for your Cause... Tell your friends!
Share this link with your friends and bring attention to a natural disaster or an other pressing cause and ask for their support with 4Good
Copy
Email



Select or search for a product referral or brand you would like to use to generate money for your cause or just browse though all referrals below.




$2 Cash For Your Cause: Try Audible.com for 30 days free and Get $2 Cash to donate to your favorite cause from 4Good.app for successfully signing up (qualifications apply) for NEW Audible.com subscription - The first month is free.


Products
Womans Fashion
Mens Fashion
Fashion Unisex
Fashion Assessories
Bags - Shoppers
Drink Ware


Buy Donations
$5
For a Cause of your Choice
$10
For a Cause of your Choice
$25
For a Cause of your Choice
$5, $10, $25
For Family Related Causes
$5, $10, $25
For Justice Related Causes
$5, $10, $25
For Hunger Related Causes

Above Left: We want to create Actionists, users that use our tools to take real action and create a personal movement for a cause they support.
Middle Left: With our social accelerator, users can peer-pressure their social friends about a cause they care about. Friends can earn money engaging brands, buy products or buy donations to fund a users cause.
Under Left: We only sell products to fund causes that users select. Causes can offer their products in our store as well.

Above Right: After creating a personal profile users can select one of the 1.5 Million causes that are in our platform. Users can also post their own cause and share it with their friends.
Middle Right: Brands can offer discounts and rewards to users, so the users can donate their winnings to a cause they care about.
Under Right: Users can buy donations... These donations are added to their user profiles and donated to causes selected by the users.

But of course there is a broader vision to make it even more effective. The next generation 4Good Marketplace, Gen 2 Platform will be delivered as a Decentralized Application on the Blockchain (DApp) to make full use of the efficiencies provided by open and transparent hyper-ledger and to better engage our users and brands and connect them to all causes. We will allow membership access to platform to Marketing Technology Providers, Fundraise Platforms, and Recruitment and flexibly Workforce. Especially, to provide Millennials and Centennials the tools to make their world a better place. *(With full funding we expect to launch Gen 2 in June 2019)*


4GOOD MARKETPLACE - THE BIG PICTURE
Both Millennials and Centennials want to create a better world and believe that everyone should play a part in it! They already proved that they are willing to take action... 4Good Marketplace will give them a platform to do just that!
60 million millennials in the US have become the main driver for demanding that companies incorporate CSR into their mission and corporate values The positive response from major companies has benefited their brand image.
Source: Cone Communications of Omnicon, Nielsen, the Reputation Institute, Forbes, thegardian, crazylister.com
Consumers worldwide revealed that 55% will pay extra for products and services from companies committed to a positive social and environmental impact.
75% of millennials donate (Give) to charity
Source: Cone Communications of Omnicon, Nielsen, the Reputation Institute, Forbes, thegardian,
Org/ Brands
BUY
Consumers
Buy T4G to reward consumers for buying: products& services, or just engagement
Earn and Buy T4G and donate (Give) to Causes Consumers also buy products
Causes
Less than 2% of humanitarian aid goes directly to local NGOs, but grassroots groups are best placed to help those in need
GIVE
4Good
Marketplace
GIVE
84% of Gen Y&Z have made charitable donations
Causes
Sell used and new products in 4Good Marketplace and donate a part of the money to causes
Workforce offers a service to Brands or volenteer for a Cause
Brands offer Jobs
A major shift in business eCommerce retail sales amounted to $2.3 trillion and the projection is that by 2021 it will reach $4.88 trillion
Consumers
SELL
Corporations/ Workforce
Consumers worldwide revealed that 67% prefer to work for socially responsible companies and like their work to have

(Source: Forbes, Case Foundation).

60% of Gen Y&Z are more likely to engagewith brands that endorse Social Causes
(Source: Forbes, Case Foundation, crazylister.com)

4Goodtokens (Blockchain) **Source:** *Cone Communications of Omnicon, Nielsen, the Reputation Institute, Forbes, thegardian, crazylister.com*

impact on society.

74% of Gen Y&Z are more interested in contactual, rather than full-time work.

70% Gen Y&Z are volunteering for their favorite cause or charity.
(Source: Forbes, Case Foundation)



We are currently working on and testing an early development of the Gen 2 Platform - "4Good Social Fuel Platform"- and have created the website and the whitepaper for the 4Good Token (Blockchain) that will be used on the 4Good Social Fuel Platform. *(We expect to launch June 2019).*

We chose to create a marketplace because it's the center of our society and where we can best create change. Whether it is the way we work, live, or even relate to each other, we must make sure that our change points in the right direction.

Current and Future Technology







4Good Marketplace

4Good Marketplace is an online platform that appeals to Brand Activism and CSR and creates **a direct economic link between Brands, Consumers, and Social Good Deeds.**

Like every other marketplace, we connect buyers and sellers, but what sets us apart is that we will use Ai and Blockchain to stimulate giving to Grassroots Causes that drive real action!

4Good is available as a mobile web platform, and soon as a Android App, and iOs App.

Ultra Durable
Ai

Ai

We reward consumers for getting their friends involved in social causes by **matching them to the brands that support these causes.**

Through Artificial Intelligence - Ai - we can identify similar networks with similar intensities that may also support a social cause and provide recommendations to increase a social networks, and their messages, to go viral.

Our Social Accelerator is currently functional and in use.

4 GOOD
4 GOOD

Blockchain

Harness the forces of capitalism to work toward a positive outcome for humanity.

Blockchain technology (4Good Tokens) will allow our digital marketing tools, featured in the 4Good market place to reward consumers in an open and transparent manner. **Consumers can then see the direct economic impact of their personal usage of a brand on the fabric of society.**

The rewards that are cash right now will be replaced by the token.

Market Opportunity

Although we target both Millennials (Gen Y) and Centennials (Gen Z.) the latter is becoming more active than the previous as

Although we target both Millennials (Gen Y) and Centennials (Gen Z), the latter is becoming more active than the previous as the "Activist Generation. "

Despite their young age, the leading edge of Generation Z is already showing this social consciousness - for example, the Afghan teen Malala Yousafzai, at age 18, became the youngest person ever to win the Nobel Peace Prize. Moreover, Gen Z boasts plenty of less celebrated activists - In a recent study by cultural forecasting firm Sparks and Honey found that 26% of 16-19 year olds already volunteer on a regular basis. *(Source: businessinsider, theatlantic.com)*

Gen Z seems to learn from their older siblings, the Millennials, who are defying their reputation for entitlement by turning out to be remarkably generous. According to the latest Millennial Impact Report, from the Case Foundation, 84% of them have made charitable donations and 70% were volunteering for their favorite cause or charity. *(Source: Forbes, Case Foundation)*

Many characteristics of Gen Z are grounded in hope and good. Born between 1995-2010, they are labeled "Z" because they are the successors to Millennials, who are also sometimes referred to as Generation Y. Despite all the doom and gloom that people have used, they bring their own unique gifts to the world of today - and tomorrow. *(Source: businessinsider, Forbes, huffingtonpost)*

So What Defines Gen Z?

1. They are destined to change the world
2. They are digital Natives.
3. They're very independent learners.
4. The YouTubers are their teachers.
5. They have a short attention span.
6. They're immersed in multitasking.
7. They have entrepreneurial ambitions.
8. They're independent.
9. They're demanding Consumers.
10. They're similarly demanding with their future employers.
11. They're preparing for professions that we don't know about yet.
12. They're friends without borders.
13. They were born, or raised in the midst of an economic crisis.
14. They prefer images to words.
15. They're altruistic.
16. They have a higher IQ than previous generations.

(Source: businessinsider, Forbes, huffingtonpost)



World population of Millennials to take second billing as the Generation Z catches up in 2019.

■ Gen-Z ■ Millennial

* 2.46B
** 2.47B

Source: Bloomberg analysis of the UN World Population Prospects

We see Youth Activism all over the world, from the Parkland Student Activists, to Greta Thurnberg, to Nobel Price winner Malala Yousafzai, to the Youth for Climate march in Brussels. It's setting the tone for Gen-Z.



Greta Thunberg at a panel session at the World Economic Forum in Davos, 2019. PHOTO: EPA-EFE

Teen activist tells Davos elite they're to





Youth Activism and the #Never Again Movement

The young people are doing it, what the rest of us should but haven't. They are demanding accountability! They have broken through the cloud gas of pervasive denial. These locked down and mass produced young people have rejected the assumption they would accept what is being done to them, that they were too incompetent to object.
Photo+Source: youthrights.org

blame for climate crisis

While many delegates at the World Economic Forum arrive in their private jets, 16-year-old Swedish climate activist Greta Thunberg took a 32-hour train from her home to Davos. She's also been camping out, trading a luxury hotel stay for a tent in 0 degrees Fahrenheit
(Above: CNN, January 25, 2019).



45% of students from fifth grade and above wanted to invent something that can change the world

55% of them wanted to become entrepreneurs

Source: news.gallup.com



The Centennial
D.O.B. 1979-2010

Tech Hungry
Fast Adopters
Digital Natives
Libiral Mindset
Value Flexibility & Transparancy
Innovative & Creative
8 Second Attention Span
10 hours 19 minutes Tech. use per Day
Source: TsunamiAxis.com

Brands

What Consumers Want

89% of Americans would switch from a brand without a cause to one that supported a cause, if pricing and quality were comparable.

(Source: Forbes)

And **70% of people in the U.S.** believe that companies have an obligation to help social causes.

(Source: Forbes)

Why Brand Activism wins over Brand Neutrality

In this day and age, consumers are all for authenticity and they're increasingly putting their money behind brands who are willing to speak up for a cause.

Brand activism, in a nutshell, refers to a situation wherein a




just do it.

Above: A recent case is Nike's decision to feature Colin Kaepernick for the 30th anniversary of the company's famous "Just Do It" campaign. The campaign caused in parts feverish debates among consumers and marketers, particularly on social platforms, but seems to overall pay off for the company.

company shares their opinion on social, economic, environmental or political issues – an opinion which is typically aligned with the company's defined values. While some companies will simply go on the record and communicate their stance on a controversial issue, others might launch campaigns or initiatives in order to rally people around said issue. It's undeniable that brands DO get plenty of economic benefit out of brand activism (when done right).

Edelman has reported that 57% of 14,000 customers in 14 countries state that they are more likely to buy from, or boycott, a brand because of its stance on a social or political issue. *(Source: ubermetrics)*

If one thing is clear in today's climate of social and political upheaval, it's that the expectations of brands and companies are changing. More than ever, people want companies to address some of the most challenging issues of our day. From space travel to ocean plastics, from free speech to public safety, companies are increasingly taking on responsibilities that were formerly the domain of government, NPOs and even 501(c)(3) nonprofit organizations.

It can also help a company to recruit talent and retain talent and retain employees. Social purpose gives workers a more personal connection to their work, and that often changes how they do their job.

As a result, corporations are becoming more purpose-driven, which in turn is causing them to seek new ways of engaging with customers, employees and shareholders. **People want to do business with and work for companies that care and 4Good can help them do that.** *(Source: Forbes, Cone Communications)*

Causes

4Good is a valuable platform for causes.
Causes can truly benefit from consumers that use their social media networks to recommend their efforts and support their cause. Social posting has become the new "word of mouth." At 4Good Marketplace, causes can also benefit from consumers that can earn cash rewards to fund them. **4Good wants to become the champion of the small cause that needs to get the most out of their network.**


EQUALI
INVEST IN OUR FUTURE... INVEST 4GOOD
4Good Marketplace - Where Consumers and Brands come together to Do-Good!

While, the for-profit world can always learn from the non-profit world, when it comes to Purpose Marketing, for-profits use many new marketing techniques that can more effectively engage donors, non-profits should adapt.

Here are a few points where 4good Marketplace can help a non-profit:

- Re-crafting the Donor Journey to treat them more like customers in the for-profit world.
- For-profit organizations have been harnessing the power and versatility of big data for a while now.
- Make it easy(ier) to give. According to a survey by Target Analytics, many donors were turned off by usability problems relating to page site and design - the message? Make it easy.
- Mobile communications/giving. New generations prefer being communicated with via social media. A lot of online giving is done via mobile devices and tablets.
- Changes in payment speed, security, and flexibility will impact how and when people choose to donate - the blockchain will make it easier.

4Good Marketplace will cater to both the for-profit and non-profit world and provide them with the tools to improve reaching tha hard to reach target groups Gen Y&Z, but also all other generations in a very effective way.

Rules

4Good Marketplace is a commercial platform that makes use of marketing techniques to help consumers and brands to support causes that can take real action. It is not created for brands' profit only, neither is it created for peoples' personal gain. From its inception, 4Good has been committed to appeal to people of all races, backgrounds, and political persuasions, who support the free flow of information. As Co-Founder and CEO Stephanus Vermeulen said upon its launch, "*4Good is not FOR any particular group of people, political leaning, race, beliefs, or anything, as long as it is 4Good!*"

4Good does not advocate hate speech. In fact 4Good terms state that it "Treats all people with respect and dignity regardless of their backgrounds, origins, and point of view." Anybody is welcome to offer deals, or present their cause on the 4Good Activist Marketplace, as long as it is 4Good.

Dear Investor

4Good is founded by Marketing and Advertising Industry Veterans that have a proven track record and the International Network that comes with it. We operate like a think-tank and have the ear of our industry. We understand advertising and the consumer of today and tomorrow.

While we stimulate Consumers and Brands to Donate to Causes, and cater to everyone that want to improve their world, 4Good Marketplace wants to become a champion of the Activist Generation, Gen-Z as well as for the smaller (often local) Causes that don't have the network and resources their larger counterparts have.



Brand activism is on the rise as companies tap into people's desire for change. Purpose can be the key to new breakthroughs

—if it's done right.

Our motivation will always be: helping our changing world change 4Good, but we are aware that 4Good is not the same for everyone... As long as it's making the world a better place.

When 4Good Marketplace has gained a significant userbase, it could become an interesting purchase to everyone that wants to reach Gen-Z. But also
think about Online Marketplaces like Ebay, Craigslist or Amazon and Advertising Groups like: WPP Group, Omnicom Group, Publicis Groupe, Interpublic Group, Dentsu, etc., or to Social Media Platforms such as Facebook, Instagram, Snapchat etc.

The range of exit strategies could also includes taking the company public through an initial public offering (IPO), selling the company to a strategic acquirer, or recapitalizing and selling the firm to the management team, also known as a management buyout.

Invest Now!

We are still in the beginning of this new era.

What we do to improve our world will benefit generations to come.


4Good starts platform concept development
Early January 2018
Late January 2018
Platform Tech Development Begins
Mid February 2018
Early February 2018
Business Team is Formed
Attending Global Investment Summits Europe (Lisbon)
Late may/June 2018
September 2018
4Good Inc Forms in the U.S.
TEST: 4Good Beta-Platform Mobile Web Version
October 2018
December 2018
start engine
4Good Launches OPO on Startengine
February 2019
February 2019
4Good Store added to the Marketplace (ANTICIPATED)
LAUNCH
4Good Beta-Platform Mobile Web Version GEN-2, and 4Good Beta-Platform Android/IOS App (full Activist marketplace platform) (ANTICIPATED)
June 2019
December 2019
NEW FEATURES: User base rises to over 100K people



Finalize
Business Plan



LAUNCH:
4Good Beta-
Platform
Mobile Web
Version

Meet Our Team





Stephanus H. Vermeulen

Co-Founder - CEO/President/Treasurer

Stephanus had a successful career in Advertising and Entertainment (TV/Film) on 4 continents before he had the honor of becoming an advisor to President Obama's 2010 Presidential Rank Review Board, a think-tank of Industry professionals that aided and ranked government leaders and helped them to communicate the change the country was going through. Stephanus worked for almost every large film studio in Hollywood including Dreamworks, Sony pictures, and Paramount Pictures. His work appeared on TV networks such as Fox Sports and MTV. In advertising, he worked with global brands such as Philips, Coca-Cola, IBM, ING, Heineken, CMG, and many more. Using his experience, Stephanus created Social Impact Apps in the US and in Europe in 2015 - the company that created the base idea for 4Good Inc. Stephanus also wrote the book: Change For New Generations - How a Generation can Change the World! Today, Stephanus is Co-Founder and CEO of 4Good

Frank Woei

Co-Founder - CTO/Director/Secretary

Frank Woei is a market scientist with a keen understanding of the consumer psyche with twenty years of experience with marketing and successful startups. During his career, Frank lead a team of experienced scientists, technologists, academics, and market researchers to uncover the critical consumer drivers behind the success of Esso, Exxon, Qwest, LG Electronics, Geotek, AT&T Solutions, Samsung, and Nortel. Frank started Bellwether Interactive, an online market research and consulting firm in May, 2000. Frank has licensed the technology and business to P&G and Grey Worldwide. Frank also started Kalypso, an online company to market virtual companies - which was sold in 2011. Kalypso was funded by several large international funds. Today, Frank is Co-Founder and CTO of 4Good Inc, and an entrepreneur who is passionate about Ai and Blockchain technology.



Inc. and is an Entrepreneur and activist who is passionate about Gen Z behavior and world change.

 



Hugo Hanselmann
Advisor/Marketing and Strategy
Former Global Director Digital Connections Anheuser Bush InBev





Bulent Candan
Advisor/Marketing
Managing Director OFS, A Merkle Company





Jonathan Hall
Global Growth & Strategy Advisor
Senior Partner Kantar Consulting





Sean Angus
Advisor/PR
President / Co-Founder of The Launchpad Agency





Ton Rosendaal
Advisor/Financial
Partner at CFO Network





Marty Kaplan
Advisor
Former Exec. VP ATT, Board member; JDS Uniphase – JDSU

Offering Summary

Company	4Good Inc.
Corporate Address	750 E. Main Street, Ste. 620, Stamford, CT 06902
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$100.48

Terms

Offering Type	Equity
Security Name	Class B Shares

Minimum Number of Shares Offered : 15,625

Maximum Number of Shares Offered : 1,671,875

Price per Share : $0.64

Pre-Money Valuation : $6,400,000.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

<u>**Perks*:**</u>

1) 4GOOD ACTIONIST T-SHIRTS

SHOW WHERE YOU STAND FOR. 4GOOD ACTIONIST APPAREL HELPS FUNDING CAUSES YOU CARE ABOUT.

Invest $500 or more and receive 2 ACTIONIST T-Shirts of your choice out of our store.

2) CHANGE FOR NEW GENERATIONS - How A Generation Can Change The World

Invest $1000 or more and receive a beautifully illustrated hardcover (A4) book, written by our CEO and futurist: Stephanus Vermeulen. "Change 4New Generations" will capture your imagination with info-graphics and illustrations about the trends that are driving a future that is changing faster than ever before and the impact of the new Generations that are embracing it.

*All perks occur after the offering is completed

<u>**The 10% Bonus for StartEngine Shareholders**</u>

4Good will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 Class B Shares at $0.64 / share, you will receive 1,100 Class B Shares, meaning you'll own 1,100 shares for $640. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow 4Good Marketplace to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1:

1) Dear Investors…
2) More and more people are expressing interest in Social Impact Investment.
3) And not just traditional investors…
4) In 1 year… Social Impact Investment has been doubled.
5) Want to know why?
6) Gen Y&Z want change!
7) They are huge drivers of the rise of Social Impact Investment.
8) They will make-up 59% of the world's' population by 2020
9) ...And by 2025 they will control nearly half of the worlds' funds
10) They increasingly want to be a part of the solution to the problems surrounding their community and the environment…
11) They want to be more than just Activists but want to drive Action4Good TM
12) We think that's exciting!!!
13) Don't you?
14) Now… What has a greater Impact4Good TM than changing human behavior that is destructive to our world and community?
15) Let's all become Actionists and drive Action4Good

Invest 4 Good.

Video #2:

1) Hey Friend…

2) Let's make 2019 the year of change

3) Be the change you want to see in the world! –Mahatma Ganhi, Activist

4) Today Anyone Everywhere, can start an Initiative of Change! –Stephanus Vermeulen Co-Founder Activist

5) When a few school kids refuse to go to school can get Global Headlines… Imagine what we can doo together if we really want to! Greta Thunberg, Youth Climate Activist

6) The world belongs to us, the people

7) Let's take that power back 4Good

8) Signup, we give you the tools to tell your friends what you want to change 4Good

9) Don't just be an activist, be an actionist

10) What would you do 4Good!

11) Start your movement Now… It's Free

12) Together we can change the world 4Good

13) Best Wishes for 2019 and our future, from the 4Good Team

14) Be the Change, Change the world 4Good!

Video #3:

1) Hi…
2) Do you think our world is perfect… Well… Neither do we!
3) but we can change the world and we can make sure it changes for good.
4) Our Consumer Lifestyles got us to where we are today!
5) A non sustainable lifestyle that leaves little to nothing for the future
6) So it makes sense that we have to change our consumer lifestyles right?
7) 4Good is specially made for that
8) so you can help the most pressing causes of our word today
9) It's free to start, you can even make or save money yourself
10) So what are you waiting for?
11) Be the Change, Change 4Good

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

WY Secretary of State
FILED: 01/29/2019 01:23 PM
Original ID: 2018-000821168
Amendment ID: 2019-002485639

Wyoming Secretary of State
Business Division
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: business@state.wy.us

RESTATED ARTICLES OF INCORPORATION
OF
4GOOD INC.

The undersigned Secretary of 4Good Inc. does hereby submit the following Restated Articles of Incorporation for such corporation for the purpose of replacing and consolidating all prior amendments into a single document:

1. **Name.** The name of the corporation is 4Good Inc.

2. **Registered Office and Agent.** The street address of the Corporation's registered office and the name of its registered agent at that office in Wyoming are:

    Registered Agents Inc.
    30 N Gould St Ste R
    Sheridan, WY 82801

3. **Capital stock.** This Corporation is authorized to issue two classes of shares to be designated "Common" and "Class B", hereinafter referred to as "Common shares" and "Class B shares", respectively. The total number of Common shares that the Corporation is authorized to issue is 10,000,000 shares with no par value. The total number of Class B shares that the Corporation is authorized to issue is 10,000,000 shares with no par value. The preferences, rights, and limitations of each class of shares to be issued by the Corporation are defined as follows:

    a. **Common Shares:**
        i. Preferences: There shall be no preferences given to the holder of either Common shares or Class B shares, including, but not limited to, no preference being given with regard to dividend distributions or liquidating distributions made by the Corporation.
        ii. Rights: Holders of Common shares shall be entitled to exercise all of the rights provided to a shareholder generally under the Wyoming Business Corporation Act, as limited by the Corporation's Bylaws or any other Shareholder's agreement. Specifically, holders of Common shares shall be entitled to one (1) vote for every Common share owned at any meeting of



RECEIVED
JAN 1 5 2019
Secretary of State
Wyoming

the Corporation's shareholders. Holders of Common shares shall specifically have unlimited voting rights on behalf of the shareholders of the Corporation.

    iii. <u>Limitations</u>: None

b. **Class B Shares**:

    i. <u>Preferences</u>: There shall be no preferences given to the holder of either Common shares or Class B shares, including, but not limited to, no preference being given with regard to dividend distributions or liquidating distributions made by the Corporation.

    ii. <u>Rights</u>: Holders of Class B shares shall be entitled to exercise all of the same rights available to the holders of Common shares except:

        1. Holders of Class B shares shall not be entitled to vote at any meeting of the shareholders or upon any matter put to a shareholder vote except as may be required by law;

        2. Holders of Class B shares shall not be entitled to access or review records of the Corporation beyond the requirements of Wyoming Statutes Section 17-16-1602; and

        3. Holders of Class B shares shall not be entitled to notice of any shareholder meeting or shareholder action except as may be required by law.

    iii. <u>Limitations</u>: Holders of Class B shares shall be limited from receiving notice of or attending any meeting of the shareholders of the Corporation and from voting upon any matter requiring the vote of the shareholders of the Corporation.

4. **Duration.** The duration of the Corporation will be perpetual.

5. **Mailing and Principal Office Address.** 30 N Gould St Ste R, Sheridan, WY 82801

6. **Internal Affairs.** Provisions for the regulation of the internal affairs of the Corporation will be set forth in the Corporation's Bylaws.

7. **Dissolution.** The Corporation may be dissolved upon the decision of all the shareholders holding issued common stock of the Corporation.

8. The name and address of the original incorporator is as follows:

> Registered Agents Inc.
> 30 N Gould St Ste R
> Sheridan, WY 82801

9. The Restated Articles of Incorporation were adopted by the board of directors on 1/10/2019. Shares have been issued for the Corporation and the board of directors did adopt these restated articles with shareholder approval in compliance with W.S. 17-16-1003.

10. Any other provision for the regulation of the internal affairs of the Corporation:

     a.   The Corporation shall indemnify any individual made a party to a proceeding because he is or was a shareholder, director, officer, incorporator, employee or agent of the Corporation against liability incurred in the proceeding if:

     i.   He conducted himself in good faith, and

     ii.   He reasonably believed that his conduct was in or at least not opposed to the Corporation's best interest; and

     iii.   In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     b.   Indemnification shall also be provided for an individual's conduct with respect to an employee benefit plan if the individual reasonably believed his conduct to be in the interests of the participants in and beneficiaries of such plan.

     c.   The Corporation shall pay for or reimburse the reasonable expenses incurred by a shareholder, director, officer, incorporator, employee or agent of the Corporation who is a party to a proceeding in advance of final disposition of the proceeding if:

     i.   The individual furnishes the Corporation a written affirmation of his good faith belief that he has met the standard of conduct described herein;

     ii.   The individual furnishes the Corporation a written undertaking executed personally or on his behalf to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and

     iii.   A determination is made that the facts then known to those making the determination would not preclude indemnification under the law.

     iv.   The undertaking required by this paragraph shall be an unlimited general obligation, but need not be secured and may be accepted without reference to financial ability to make repayment.

     d.   The indemnification and advance of expenses authorized herein shall not be exclusive to any other rights to which any shareholder, director, officer, incorporator, employee or agent may be entitled under any by-law, agreement, vote of shareholders or

disinterested directors or otherwise. The Restated Articles of Incorporation shall not be interpreted to limit in any manner the indemnification or right to advancement for expenses of an individual who would otherwise be entitled thereto. These Restated Articles of Incorporation shall be interpreted as mandating indemnification and advancement of expenses to the extent permitted by law.

      e.   In addition to the foregoing, the Corporation shall indemnify and save the incorporator harmless for all acts taken by it as incorporator of the Corporation, and shall pay all costs and expenses incurred by or imposed upon the incorporator as a result of the same, including compensation based upon the usual charges for any time expenditures required of it in pursuit of the defense against any liability arising on the account of acting as the incorporator or arising on account of enforcing the indemnification right hereunder, and the Corporation releases it from all liability for any such act as the incorporator not involving willful or grossly negligent misconduct.

      f.   No director of the 4Good Inc. shall be personally liable to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director; provided, however, that this provision shall not eliminate or limit the liability of a director for (1) the amount of financial benefit received by a director to which he is not entitled; (2) an intentional infliction of harm on the corporation or shareholders; (3) for unlawful distributions made in violation of WYO. STAT. § 17-16-640 with respect to the liability incurred therefor as set forth in WYO. STAT. § 17-16-833; or (4) an intentional violation of criminal law.



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Frank Woei, Secretary

01/14/2019
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(mm/dd/yyyy)

Contact Person: Frank Woei

Daytime Phone: 203-570-9009
Email: frank@4good.app

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